Mail Stop 4561

May 7, 2009

Mr. Peter G. Walsh
Executive Vice President, Chief Financial Officer and Treasurer
FactSet Research Systems Inc.
601 Merritt 7
Norwalk, CT 06851

> **Re:** **FactSet Research Systems Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2008**
> **Filed October 30, 2008**
> **Form 10-Q for the Quarterly Period Ended November 30, 2008**
> **Filed January 9, 2009**
> **Form 8-K Filed on December 16, 2008**
> **File No. 001-11869**

Dear Mr. Walsh:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief